Delisting Determination,The Nasdaq Stock Market, LLC,
April 29, 2010, Hythiam, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Hythiam, Inc.
(the Company), effective at the opening of the trading session on May 10, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A). The Company was notified of the Staffs determination on August 28, 2009.
The Company requested a review of that determination by The Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated November
24, 2009, granting the Company continued listing pursuant to an exception through February 24, 2010, by which date the Company was required to regain compliance with Listing Rule 5450(b)(1)(A). However, the Company did not regain compliance by that date. On February 24, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on February 26, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 12, 2010.